SUB-ITEM 77D(a)

Artio Global Equity Fund Inc.

Effective March 1, 2009, Artio Global Equity Fund may invest in U.S. equity index futures, such as those based on the S&P 500 and ETFs in order to increase or reduce market exposure.

Effective March 1, 2009, Artio Global Equity Fund may invest in precious metal instruments(such as gold, silver and platinum), including (i) the equity securities of companies that explore for, extract, process or deal in precious metals, (ii) asset-based securities indexed to the value of such precious metals, such as ETFs and (iii) precious metal futures.